SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

MOTIVE, INC.

(Name of Subject Company)

MOTIVE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

61980V107

(CUSIP Number of Class of Securities)

Jack Greenberg

General Counsel and Secretary

Motive, Inc.

12515 Research Boulevard, Building 5

Austin, Texas 78759-2220

(512) 339-8335

(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to each of:

Don J. McDermett, Jr.	Toby S. Myerson
Baker Botts L.L.P.	Paul, Weiss, Rifkind, Wharton & Garrison LLP
2001 Ross Avenue	1285 Avenue of the Americas
Dallas, Texas 75201	New York, NY 10019-6064
(214) 953-6454	(212) 373-3033

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed by Motive, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission on July 16, 2008, as amended by Amendments Nos. 1, 2 and 3 (the “Schedule 14D-9”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by adding the following thereto:

(g) Audited Financial Statements

On September 30, 2008, the Company announced that it was furnishing its audited consolidated balance sheets as of December 31, 2007 and 2006, and related audited consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the years ended December 31, 2007 and 2006 (collectively, the “Audited Financial Statements”), including the opinion of the Company’s independent registered public accounting firm related to such financial statements (the “Audit Opinion”). The Audited Financial Statements are filed as exhibit (a)(13) hereto and are incorporated herein by reference. The Company’s consolidated financial statements give effect to a restatement of previously issued preliminary unaudited and unreviewed consolidated financial statements for the years ended December 31, 2006 and 2007, that were furnished as Exhibit 99.2 to the Company’s Current Report on Form 8-K dated March 17, 2008 (the “Preliminary Unaudited and Unreviewed Consolidated Financial Statements”). The restatement primarily relates to corrections to revenue recognition related to the BroadJump acquisition and other miscellaneous corrections.

Pursuant to the Merger Agreement, among Parent, its wholly-owned subsidiary, Purchaser, and the Company, Purchaser commenced the Offer for all of the outstanding shares of the Company’s common stock on July 16, 2008. The Offer is currently scheduled to expire at 5:00 p.m., New York City time, on October 6, 2008. (Reference is made to Item 1.01 of the Company’s Current Report on Form 8-K dated June 16, 2008 for a more detailed description of the Merger Agreement and the transactions contemplated thereby.)

It is a condition precedent to Purchaser’s obligation to accept for payment and pay for shares tendered in the Offer that:

(1) the Company’s independent registered public accounting firm deliver the an opinion with respect to the Audited Financial Statements indicating that the Audited Financial Statements have been audited by such firm in accordance with the standards of the Public Company Accounting Oversight Board and present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the years ended December 31, 2007 and 2006, in conformity with United States generally accepted accounting principles, and that such opinion not be qualified because of a limitation on the scope of the audit or contain any qualification relating to the acceptability of accounting principles used or the completeness of disclosures made,

(2) the audit referenced in such opinion shall not have resulted in a decrease in the balance of total assets (excluding goodwill) at December 31, 2007, as stated on the Company’s Audited Financial Statements, of more than 5.0% below the balance of total assets (excluding goodwill) as stated on the Preliminary Unaudited and Unreviewed Consolidated Financial Statements dated December 31, 2007, or an increase in the balance of total liabilities (excluding deferred revenue) at December 31, 2007, as stated on the Company’s Audited Financial Statements, of more than 5% above the balance of the total liabilities (excluding deferred revenue) as stated in the Preliminary Unaudited and Unreviewed Consolidated Financials Statements dated December 31, 2007, and

(3) five business days shall have elapsed from and including the date that the Company furnishes the Audited Financial Statements and such opinion to the SEC on a Current Report on Form 8-K.

The Audited Financial Statements, the Audit Opinion and the audit referenced therein satisfy and comply with the requirements discussed in clauses (1) and (2) above. The Company furnished the Audited Financial Statements and the Audit Opinion to the SEC on its Current Report on Form 8-K in order to satisfy clause (3) above. The five business day requirement discussed in clause (3) above will be satisfied at the close of business on October 6, 2008, coinciding with the last business day on which the Offer is to remain open.

Item 9. Material to be Filed as Exhibits.

Item 9 is hereby amended and restated in its entirety as follows:

The following Exhibits are attached hereto:

Exhibit Number	Description
(a)(1)	Letter to the stockholders of the Company, dated July 16, 2008.*
(a)(2)	Offer to Purchase, dated July 16, 2008 (incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Alcatel Lucent, Parent and the Purchaser on July 16, 2008).
(a)(3)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2)(B) of the Schedule TO filed by Alcatel Lucent, Parent and the Purchaser on July 16, 2008).
(a)(4)	Opinion of Thomas Weisel Partners, dated June 16, 2008 (included as Annex B to this Statement).*
(a)(5)	Joint Press Release of Alcatel Lucent and the Company, dated June 17, 2008 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on June 17, 2008).
(a)(6)	Section 262 of the Delaware General Corporation Law (included as Annex C to this Statement).*
(a)(7)	E-mail to Motive Employees from the Company’s Human Resources Department, dated August 5, 2008.*
(a)(8)	E-mail to Motive Employees from Alfred Mockett, Chairman and Chief Executive Officer of the Company, dated August 6, 2008.*
(a)(9)	E-mail to Motive Employees from Alfred Mockett, Chairman and Chief Executive Officer of the Company, dated August 6, 2008.*
(a)(10)	Press release, dated August 7, 2008 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on August 7, 2008).
(a)(11)	Transcript of Earnings Conference Call held on August 7, 2008.*
(a)(12)	Press release, dated August 18, 2008 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on August 18, 2008).
(a)(13)	Audited consolidated balance sheets as of December 31, 2007 and 2006, and related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the years ended December 31, 2007 and 2006, including the report of Motive’s independent registered public accounting firm related thereto (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on September 30, 2008).

(e)(1)	Agreement and Plan of Merger, dated as of June 16, 2008, by and among the Company, Parent and the Purchaser (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on June 17, 2008).
(e)(2)	Information Statement of the Company, dated July 16, 2008 (included as Annex A to this Statement).*
(e)(3)	Exclusivity Letter, dated April 24, 2008, between the Company and Alcatel Lucent.*
(e)(4)	Nondisclosure Agreement, dated March 28, 2007, between the Company and Parent.*
(e)(5)	The Company’s Key Employee Incentive Bonus Plan, effective as of May 29, 2007 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on May 31, 2007).
(e)(6)	Form of Cash Award Agreement under the Company’s Key Employee Incentive Bonus Plan (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on May 31, 2007).
(e)(7)	Form of Indemnification Agreement for directors and officers (incorporated herein by reference to Exhibit 10.5 of the Company’s registration statement on Form S-1 (File No. 333-111030) filed on December 9, 2003).
(e)(8)	Employment Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(e)(9)	Restricted Stock Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(e)(10)	Amendment to Restricted Stock Agreement, dated as of June 16, 2008, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 17, 2008).
(e)(11)	Non-Qualified Stock Option Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(e)(12)	Stock Option Termination Agreement, dated as of June 16, 2008, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 17, 2008).
(e)(13)	Indemnification Agreement, dated February 20, 2006, between the Company and Alfred Mockett (incorporated herein by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(e)(14)	Employment Agreement, dated September 27, 2007, between the Company and Richard Hanna (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 1, 2007).
(e)(15)	Employment Agreement, dated September 27, 2007, between the Company and Jack Greenberg (incorporated herein by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on October 1, 2007).
(e)(16)	Employment Agreement, dated September 27, 2007, between the Company and Mike Fitzpatrick (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 10, 2007).
(e)(17)	Employment Agreement, dated September 18, 2003, between Motive Communications Deutschland GmbH and Markus Remark.*
(e)(18)	Proposed Employment Agreement, between the Company and Markus Remark.*
(e)(19)	Employment Agreement, dated December 7, 2007, between the Company and Anna E. Clepper (incorporated herein by reference to Exhibit 10.16 of the Company’s Current Report on Form 8-K filed on March 17, 2008).
(e)(20)	The Company’s 2006 Director Compensation Plan, as amended (incorporated herein by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K filed on March 17, 2008).
(e)(21)	Form of Amendment to Employment Agreements of Certain Officers (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 17, 2008).
(e)(22)	Stock Option Termination Agreement, dated as of June 16, 2008, by and among Motive, Inc., and each of Richard Hanna, Mike Fitzpatrick, Jack Greenberg, Virginia Gambale, Mike Maples, Tom Meredith and Dave Sikora (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 17, 2008).
(e)(23)	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).
(e)(24)	Amendment to Amended and Restated Equity Incentive Plan of Motive, Inc. (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 8-K filed on February 21, 2006).
(g)	Not applicable.
*	Previously filed with Schedule 14D-9 or an amendment thereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MOTIVE, INC.

Date: October 2, 2008	By:	/S/ JACK GREENBERG
Name: Jack Greenberg
Title: General Counsel and Secretary

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